EXHIBIT 19.1

ULTRA CLEAN HOLDINGS, INC.
a Delaware corporation (the “Company”)

Corporate Policy and Procedure on Insider Trading
Last reviewed on February 12, 2025
1.Purpose
The United States securities laws regulate the purchase and sale of securities in the interest of protecting the investing public. These laws are based upon the belief that all persons trading in a company’s securities should have equal access to all “material” information about that company. In general, it is a violation of the United States securities laws for any person to buy or sell securities if he or she is in possession of material non- public information. In addition, it is illegal for any person in possession of material non- public information to provide that information to another person. (This is called “tipping”.) Under these laws, Ultra Clean Holdings, Inc. (“Ultra Clean” or the “Company”) and its directors, officers and employees (and outsiders with a business relationship with the Company who agree to be subject to this policy (“Outsiders”) have the responsibility to ensure that information about the Company is not used unlawfully in the purchase and sale of securities.
Due to the seriousness of the issues surrounding insider trading, the Company has determined that its directors, officers and employees (and Outsiders) should be subject to certain restrictions on their ability to trade in Ultra Clean securities. This Corporate Policy and Procedure on Insider Trading (the “Policy”) has been developed to assist the Company and its directors, officers and employees (and Outsiders) in avoiding the risk of violating securities laws in connection with the handling of corporate information and to prevent inadvertent violations of restrictions on insider trading.
2.Scope of Application
This Policy covers
aall directors, officers, and employees (both domestic and international) of the Company and its subsidiaries, as well as their family members or other persons living in the same household;
bany other person or entity, including a trust, corporation, partnership or other association which effects a transaction in Ultra Clean securities, which securities are in fact beneficially owned by any of the persons named in clause above; and
cany Outsiders that have access to material non- public information concerning the Company.
This Policy applies to any and all transactions in shares of common stock of Ultra Clean, options to purchase shares of common stock of Ultra Clean and any other types of securities that the Company may issue, such as preferred stock, convertible debentures and exchange-traded options or other derivative securities.

A copy of this Policy will be delivered to all new directors, officers, employees and Outsiders at the start of their employment or relationship with the Company. Upon first receiving a copy of this Policy, all directors, officers and employees must sign an acknowledgment that he or she has read and understands, and agrees to comply with, the terms of this Policy, as it may be amended from time to time. A form of acknowledgment is attached hereto as Appendix I.
In addition, this policy will be distributed to all existing directors, officers, and employees on at least an annual basis. This Policy is also accessible on the Company’s internal employee website and on the Governance section of the Company’s external investor relations website located at https://www.uct.com/investors.
3.Key Designations of Certain Persons
Certain individuals within the scope of this Policy may fall under special considerations that would subject them to additional rules or regulations.
A.Section 16 individuals – Directors and executive officers of the Company are subject to the reporting and liability provisions of Section 16 (“Section 16”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated there under (“Section 16 Individuals”). The Company will provide information to these persons as to their obligations under Section 16 upon their notification of such status.
B.Other Key Persons – The Company will from time to time identify other persons who together with the Section 16 Individuals will be subject to the pre-clearance requirement described in Section 5. These persons, either through the normal course of their duties or with respect to a particular matter, are likely to have regular or special access to material non-public information.
C.Notification of individuals subject to pre-clearance – All individuals subject to pre-clearance will be promptly notified of such status. The Vice President of Investor Relations will maintain a list of all individuals subject to pre-clearance, including Section 16 individuals and Other Key Persons (the “Pre-Clearance List”). The Pre-Clearance List will include the name of each person subject to pre-clearance and the date notification of the pre-clearance requirement was sent to the individual.
a.The Pre-Clearance List will be reviewed regularly by the Chief Compliance Officer (as defined below), Chief Financial Officer and Chief Executive Officer and the Section 16 individuals will be confirmed by the Compensation Committee of the Board of Directors on an annual basis.
b.Prior to any individual beginning a project or obtaining responsibilities that are likely to involve regular or special access to material non-public information:
(i)the Chief Compliance Officer, Chief Financial Officer or Chief Executive Officer will direct the Senior Vice President of Investor Relations to add such individual to the Pre-Clearance List; and

(ii)the Corporate Controller will provide notification to such individual that they are subject to the pre-clearance requirements of this Policy.
c.Only the Chief Compliance Officer, Chief Financial Officer and/or Chief Executive Officer can authorize the removal of an Other Key Person from the Pre-Clearance List. Such removal shall not occur until such individual no longer is in possession of, and no longer has regular or special access to, material non-public information. Notification of removal will be sent by the Vice President of Investor Relations and the date of removal will be documented.
D.Chief Compliance Officer – The General Counsel has been designated as the Chief Compliance Officer for the Company (the “Chief Compliance Officer”). The duties of the Chief Compliance Officer include, but are not limited to:
a.Pre-clearing all transactions involving the Company’s securities by those individuals identified as Section 16 Individuals or Other Key Persons.
b.Coordinating with Company Outside Counsel regarding compliance of proposed trades with Rule 144 requirements, Section 16 requirements and insider trading laws.
4.Restrictions on Trading Ultra Clean Securities during Certain Periods
The restrictions described in this section apply to all transactions by Company directors, officers and employees in Ultra Clean securities.
“Blackout” Periods: Purchases and sales of Ultra Clean securities may only be undertaken during a period that is not a “blackout” period (which is also sometimes referred to as a “quiet” period). Blackout periods are keyed to the preparation and announcement of the Company’s quarterly earnings results.
Blackouts occur four times annually, and the period commences at the close of trading on The Nasdaq Global Market on the Friday of the third week preceding the last day of each quarter. The period extends through the close of trading on the second trading day after the Company’s quarterly or fiscal year-end earnings results for that quarter or year, as the case may be, are made public.
“Trading Freeze” Periods: In addition to “blackout” periods relating to earnings announcements, the Company may from time to time impose a “trading freeze” on all directors, officers and employees (or Outsiders) due to significant unannounced corporate developments or may impose trading freezes on those specific directors, officers and employees (or Outsiders) with whom knowledge of such corporate development has been shared. These trading freezes can vary in length and will be communicated either directly or via e-mail or voice mail.
Each person must ensure that any trade he or she is contemplating will not take place during a blackout or trading freeze period.
5.Pre-Clearance of Trades
The Company has determined that all Section 16 Individuals and Other Key Persons identified by the Company and who have been notified that they have been so identified, must comply with a pre-clearance of any trade by the Chief Compliance Officer and the

Chief Financial Officer, even during an open trading window (and including any purchases or sales of ESPP shares). These pre-clearance procedures require that:
A.Each Section 16 Individual and each Other Key Person must contact the Chief Compliance Officer and the Chief Financial Officer prior to commencing any trade (purchase or sale) in the Company’s securities, unless such trade is pursuant to a 10b5-1 Plan (as defined below) that is pre-cleared pursuant to 2 below.
B.Each Section 16 Individual and Other Key Person that desires to enter into a 10b5-1 Plan with respect to the Company’s securities (or any amendment to a pre-existing 10b5-1 Plan) shall, not less than five business days prior to entering into (or amending) such 10b5-1 Plan, contact the Chief Compliance Officer and the Chief Financial Officer and otherwise comply with the provisions of Section 8 of this Policy.
C.The Chief Compliance Officer will consult as necessary with senior management or Company Outside Counsel before clearing any proposed trade or 10b5-1 Plan adoption or amendment.
D.The Chief Compliance Officer and/or the Chief Financial Officer will notify the Section 16 Individual or Other Key Person as promptly as practicable following a pre-clearance request as to whether or not the proposed trade or proposed 10b5-1 Plan or amendment has been cleared. The Chief Compliance Officer and the Chief Financial Officer have the authority to deny clearance of any trade or the adoption of any 10b5-1 Plan or amendment if in their discretion or the discretion of the Board such trade or adoption would or may violate this Policy, any other policy of the Company or applicable law (including Section 16 or any insider trading law).
E.No Section 16 Individual or Other Key Person is permitted to execute any trade in the Company’s securities (purchase or sale), or enter into or amend any 10b5- 1 Plan, prior to receiving clearance from the Chief Compliance Officer and the Chief Financial Officer in accordance with these pre-clearance procedures.
F.Clearance of a trade or the entry into a 10b5-1 Plan or amendment is valid only for a 48-hour period from the time clearance is obtained. If the trade order is not placed, or the 10b5-1 Plan or amendment is not entered into, within that 48-hour period, clearance for the trade/plan must be re-requested.
6.Other Company Policies and Restrictions on Trading Ultra Clean Securities
The additional restrictions described in this section apply to all transactions by Company directors, officers and employees in Ultra Clean securities.
A.The purchase of Ultra Clean securities must be for the purpose of investment, not short-term speculation (such as day trading) or hedging.
B.There may be no short-selling of Ultra Clean securities and Ultra Clean securities shall not be made subject to hedge transactions.
C.Purchases and sales of options (such as “puts” or “calls”) and other derivatives involving Ultra Clean securities are prohibited.
D.Trading in securities of significant licensees or partners of the Company, or other corporations doing business with the Company, while holding material non- public information about such other party is prohibited (e.g., trading during a period when you know the Company is negotiating with the other party on a transaction that is significant to them).

E.Exercises of stock options paid in cash with the intent to purchase and hold the underlying shares will not be subject to “blackout” period restrictions and can be affected at any time. In other words, an optionholder can exercise stock options in a “blackout” period if the options are purchased with cash out of pocket and the optionholder does not sell any of the shares received upon exercise during any “blackout” period. However, gifts, limit orders and margin calls will generally be subject to the “blackout” period restrictions.
F.No Section 16 Individual shall enter into a transaction to pledge Ultra Clean securities or other transactions resulting in Ultra Clean securities being used in margin accounts or otherwise as collateral.
G.All Section 16 Individuals are subject to Section 16(b) (and Section 16(c)) ofthe Exchange Act and the rules and regulations of the Securities and Exchange Commission (the “SEC”) promulgated thereunder, which is often referred to as the “Short Swing Profit Rule”. Under the Short Swing Profit Rule, “short-swing” trades (i.e., a purchase and sale, or sale and purchase, of the Company’s equity securities within a period of less than six months) by Section 16 Individuals are prohibited, and Section 16 Individuals must disgorge to the Company any “profit” resulting from a “short-swing” trade, unless the trade is exempt under the Short Swing Profit Rule. Because the Short Swing Profit Rule is complex, it is imperative that Section 16 Individuals comply with the pre-clearance requirements of Section 5 of this Policy, so that the Chief Compliance Officer can review proposed trades for compliance with the Short Swing Profit Rule before granting clearance. Section 16 Individuals are personally liable for violations of the Short Swing Profit Rule, and the Company cannot indemnify Section 16 Individuals for their violations of such rule.
7.Insider Trading Unlawful
Directors, officers and employees (and Outsiders) of the Company will often receive information about the Company’s plans, prospects or operations and operating results in the normal course of their duties. This information is an asset of the Company and must not be used or disclosed to others except through regular Company channels that assure fair access to all persons interested in the prospects of the Company and its securities.
If any director, officer or employee (or Outsider) possesses material non-public information, he or she must not, until after the information is no longer material or non- public (as defined below):
A.purchase and/or sell the securities of any company (including Ultra Clean securities) as to which the information he or she knows is material (other than sales pursuant to a Rule 10b5-1 Plan that has been entered into in accordance with this Policy). This would include planned sales for tuition payments or routine sales of ESPP stock upon receipt.; nor

B.advise, “tip” or otherwise assist third parties trading Ultra Clean securities or the securities of any other company affected by the information. In particular, but without limiting the scope of this restriction, non-public information must not be provided to broker-dealers, analysts, investment advisors, hedge funds or other securities professionals or to security holders of the Company who could be expected to trade on the basis of the information, except for disclosures made by the Company’s representatives who are authorized to communicate with investors, securities professionals and the press (and who so communicate in accordance with the Company’s disclosure policies) and disclosures made to actual or potential business partners under appropriate confidentiality agreements.
This prohibition is in addition to the specific trading restriction identified in Sections 4, 5 and 6 above. Any question as to whether information is material or non-public must be discussed with the Chief Compliance Officer and the Chief Financial Officer prior to any trade. The penalties for violation of the securities laws and regulations are severe both for the person concerned and for the Company. These penalties are described in Section 9 below.
“Material Information” generally means:
◦information that is likely to affect the market price of Ultra Clean securities or the securities of any othercompany;
◦information that an investor could consider significant in making a decision to buy, sell or hold Ultra Clean securities or the securities of any other company; or
◦information that, when publicly disclosed, would be expected to significantly alter the total mix of information in the marketplace about the Company.
It is important to note that, in the event of a dispute about whether information is material, the courts will determine what is material after the fact, with the benefit of hindsight.
Information remains “non-public” until it has been released to the public through appropriate channels and investors have had enough time to absorb and evaluate the information. All material information concerning the Company shall be disclosed only through regular Company channels so that all those interested in the Company and its securities will have, as nearly as possible, fair and equal access to that information. A person having knowledge of material information may not attempt to “beat the market” by trading simultaneously with or shortly after the official release of such information. Once public release has occurred, information may normally be regarded as absorbed and evaluated within two trading days after the information is broadly released.
All information of significance will normally be announced through management approved press releases and public statements. The Company has established procedures for assuring appropriate distribution to the financial wire services and press as well as to trade publications and other interested persons. Until this procedure has been followed, information has not been “released to the public”. The fact that information may appear in a trade publication, or in an announcement made by a licensee, manufacturing partner, competitor or governmental agency, is not enough. Insider trading is not made permissible because material information is reflected in rumors or other unofficial statements in the press or marketplace. When employees become aware of rumors or other unofficial statements concerning the Company, the Chief Compliance Officer should be notified immediately. Employees may receive notification by email of Company press releases and such releases are also available on the internet.
In addition to information regarding the Company that has not been publicly disclosed, non-public information that can be considered material could include confidential analyses, financial information, business data and plans and other information received from a licensee or other third party with the expectation that it will be kept confidential and used solely for business purposes.
8.Trading Plans Under Rule 10b5-1
The provisions of Sections 4, 5, 6 and 7 above shall not prohibit transfers of the Company’s securities pursuant to a written contract, letter of instruction or plan that complies with the provisions of subsection (c) of Rule 10b5-1 (“Rule 10b5-1”) adopted by the SEC under Section 10 of the Exchange Act, provided that not less than five business days prior to entering into such contract, letter of instruction or plan (a “10b5-1 Plan”) the person intending to rely upon this section has provided to the Chief Compliance Officer and the Chief Financial Officer a copy and a written summary of such 10b5-1 Plan and, if requested by the Chief Compliance Officer or the Chief Financial Officer, a letter from securities counsel acceptable to the Chief Compliance Officer opining that such contract, letter of instruction or plan is in compliance with subsection (c) of Rule 10b5-1. Nothing in this section shall limit the Company’s ability to place limitations on trades executed pursuant to such contract, letter of instruction or plan, including the ability to impose waiting periods before trades can be made. Any material amendment to any such written contract, letter of instruction or plan that has previously been provided to the Chief Compliance Officer and the Chief Financial Officer shall be regarded as the adoption of a new contract, letter or plan, as the case may be, and must similarly be provided to the Chief Compliance Officer and the Chief Financial Officer as set forth above.
9.Civil and Criminal Penalties
The Commission, the stock exchanges and plaintiffs’ lawyers focus on uncovering insider trading. A breach of the insider trading laws could expose the insider to criminal fines up to three times the profits earned and imprisonment up to ten years, in addition to civil penalties (up to three times of the profits earned), and injunctive actions. In addition, punitive damages may be imposed under applicable state laws. Securities laws also subject controlling persons to civil penalties for illegal insider trading by employees, including employees located outside the United States. Controlling persons include directors, officers, and supervisors. These persons may be subject to fines up to the greater of $1,000,000 or three times profit (or loss avoided) by the insider trader.
Any director, officer, employee or Outsider who violates the prohibitions against insider trading or who thinks there may have been such a violation by any other persons, must report the violation immediately to the Chief Compliance Officer. Upon learning of any such violation, the Chief Compliance Officer will determine whether the Company should publicly release any material non-public information, or whether the Company should report the violation to the appropriate governmental authority. Any suspected violation by the Chief Compliance Officer should be reported directly to the Chairman of the Audit Committee of the Board of Directors at auditcommitteechair@uct.com.
10.Company Discipline
Violations of this policy or federal or state insider trading or tipping laws by any director, officer, employee or Outsider, or their respective family members, may subject such person to disciplinary action by the Company, including but not limited to dismissal proceedings in the case of a director and termination of employment in the case of an officer or employee. In the case of Outsiders, violation of this policy or federal or state insider trading or tipping laws may result in the Company terminating its contract with the Outsider and/or seeking other remedies against such Outsider in accordance with its contractual rights.
11.Individual Responsibility
Every officer, director, employee or Outsider has the individual responsibility to comply with this Policy. An insider may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the material non-public information and even though the insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.
12.Inquiries
If you have any question as to any of the matters discussed in this Policy, do not hesitate to ask for advice and do not act until you are confident that you are not trading improperly. Requests for advice should be directed to the Chief Compliance Officer.

APPENDIX I
ACKNOWLEDGMENT

The undersigned hereby certifies to Ultra Clean Holdings, Inc. that he/she has read and understands the Company’s Corporate Policy and Procedure on Insider Trading (the “Policy”), a copy of which has been received and retained by the undersigned, and agrees to comply with the terms of the Policy, as it may be amended from time to time. The undersigned hereby certifies to Ultra Clean Holdings, Inc. that he or she will regularly consult the Company’s internal website for any amendments to the Policy.

By:
(Signature)

Name:
(Please print)

Date:

Please return a signed copy of this form to the Chief Compliance Officer